FOR IMMEDIATE RELEASE
                                                                    May 25, 2005
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and COO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500

  Advantest Adopts Stock Option Plan (in the Form of Stock Acquisition Rights)

Tokyo - May 25, 2005 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to issue stock acquisition rights described hereunder, for the purpose of granting stock options, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The proposal will be made at its 63rd ordinary general meeting of shareholders (the "Shareholders' Meeting") to be held on June 28, 2005.

1. Reason for the issuance of stock acquisition rights on especially favorable terms

    The stock acquisition rights will be issued as stock options to directors, corporate auditors, executive officers and employees of the Company and its domestic and overseas subsidiaries as an incentive in order to improve business performance and to attract and retain talented individuals while raising the awareness of shareholder value.

2.  Details of stock acquisition rights

    (1)  Persons to whom stock acquisition rights will be allocated

         Directors, corporate auditors, executive officers and employees of the Company and its domestic and overseas subsidiaries.

    (2) Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights

         Not exceeding 800,000 shares of common stock of the Company.

         The number of shares to be issued or delivered upon exercise of each stock acquisition right shall be 100 shares, provided, however, that when the subscription price per share is adjusted in accordance with
         (5) below, the number of such shares shall be adjusted according to the following formula. This adjustment is made only with respect to any such stock acquisition rights that have not yet been exercised as of the time of adjustment. Any fraction of a share that arises as a result of an adjustment will be rounded down to the nearest number of shares.

            Number of shares to be issued or          Total subscription price
         delivered upon exercise of each stock  = ------------------------------
                  acquisition right                Subscription price per share


         When the number of shares to be issued or delivered upon exercise of each stock acquisition right is adjusted, the total number of shares to be issued or delivered upon exercise of the stock acquisition rights shall be adjusted to the number obtained by multiplying (i) the number of shares to be issued or delivered upon exercise of each stock acquisition right after adjustment by (ii) the number of stock acquisition rights that have not yet been exercised as of the time of such adjustment, then adding the number of shares that have been issued or delivered upon exercise of stock acquisition rights. After the adjustment, the total number of



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         shares to be issued or delivered upon exercise of the stock acquisition rights may exceed 800,000 shares.

    (3)  Total number of stock acquisition rights to be issued

         Not exceeding 8,000.

    (4)  Issue price of the stock acquisition rights

         No consideration shall be paid.

    (5) Total subscription price to be paid upon exercise of each stock acquisition right

         The total subscription price to be paid upon exercise of each stock acquisition right shall be determined by multiplying (i) the subscription price per share as determined in the following paragraph, by (ii) the number of shares to be issued or delivered upon exercise of each stock acquisition right as specified in (2) above (100 shares).

         The subscription price per share shall be 1.05 times the average closing price, rounded up to the nearest yen, of the common stock of the Company in regular trading on the Tokyo Stock Exchange on each day of the month (excluding any such day on which there was no trade) preceding the first occasion on which any stock acquisition rights approved by this Shareholder's Meeting are issued; provided, however, that if such amount is less than the closing price of the common stock of the Company on such day of issue (or, if there was no trade on such day of issue, the closing price on the immediately preceding day on which there was any trade), the subscription price per share shall equal the closing price on such day.

         If, subsequent to the issue of the stock acquisition rights, the Company splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price (other than to issue or deliver shares upon exercise of stock acquisition rights, with certain other exceptions), the subscription price per share shall be adjusted according to the following formula, rounded up to the nearest yen. Furthermore, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company, in the case of a capital reduction, merger or split of the Company or certain other events.

         (a)  Formula for adjustment in the case of share split or consolidation

         Subscription price per   =  Subscription price per   x       1
         share after adjustment      share before adjustment   -----------------
                                                                Ratio of split/
                                                                 consolidation

         (b) Formula for adjustment in the case of issue of new shares or disposition of treasury stock below market price

                                             Number of new      Subscription
                               Outstanding   shares to be   x  price per share
Subscription    Subscription    number of  +    issued           to be issued
  price per  =    price per  x    shares    ------------------------------------
 share after    share before                      Market price per share
 adjustment      adjustment   --------------------------------------------------
                               Outstanding number    +    Number of new shares
                                   of shares                  to be issued


         In the above formula, "outstanding number of shares" shall mean the total number of outstanding shares of the Company after deduction of shares held by the Company as treasury stock. In the case of disposition of treasury stock, "number of new shares to be issued" in the above formula shall be read as "number of treasury shares to be disposed of."

    (6)  Exercise period of the stock acquisition rights

         Between April 1, 2006 and March 31, 2010 (4 years).



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    (7)  Conditions for exercise of stock acquisition rights

         (a) A person to whom stock acquisition rights are allocated (a "rights holder") must be a director, corporate auditor, executive officer or employee of the Company or its domestic or overseas subsidiary at the time of exercise, except where there are reasons deemed reasonable.

         (b)  The stock acquisition rights may not be inherited.

         (c)  No stock acquisition right may be exercised in part.

         (d) Other terms and conditions will be determined at a meeting of the Board of Directors subsequent to the Shareholders' Meeting.

    (8)  Cancellation of stock acquisition rights

         (a) The Company may cancel, for no consideration, any stock acquisition right in the event that the general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the Company shall cease to exist, or (ii) any share exchange agreement or share transfer pursuant to which the Company shall become a wholly-owned subsidiary of another company.

         (b) The Company may cancel, for no consideration, all or part of the stock acquisition rights of a rights holder to the extent that such stock acquisition rights are not exercisable due to the rights holder's failure to satisfy any of the conditions for exercise of stock acquisition rights.

    (9)  Restriction on the transfer of stock acquisition rights

         Any transfer of stock acquisition rights shall require the approval of the Board of Directors, except where the transferee is the Company.

    (10) Other details of the stock acquisition rights will be determined in a meeting of the Board of Directors subsequent to the Shareholders' Meeting.



   (Note) The above terms are subject to approval by the Shareholders' Meeting of the "Issuance of stock acquisition rights as stock options."



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